Exhibit 99.63

APHRIA ANNOUNCES CLOSING OF BROKEN COAST CANNABIS ACQUISITION

Leamington, Ontario — February 13, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that it has closed the previously announced acquisition (the “Transaction”) of Broken Coast Cannabis Inc. (“Broken Coast”), a leading premium cannabis producer located in British Columbia, acquiring 99.86% of all of the issued and outstanding Class A common shares.

The closing was effected pursuant to the terms of a definitive share purchase agreement (the “SPA”) dated the date hereof by and among the Company and the vendors party thereto (collectively, the “Vendors”). Pursuant to the SPA, the Company has acquired the Class A common shares held by the Vendors for an aggregate purchase price of approximately CAN$217 million, subject to customary adjustments. The purchase price has been satisfied by Aphria issuing to the Vendors today an aggregate of 14,373,675 common shares in the capital of the Company.

“We’re excited to complete this transaction and add one of Canada’s most sought after premium brands to our portfolio,” said Vic Neufeld, Chief Executive Officer of Aphria. “Broken Coast brings award-winning production of small-batch, premium-quality “B.C. bud” and a shared focus on production costs and profitability. When combined with Aphria’s experience in scaling and supply chain management, this acquisition firmly establishes our position as a Canadian leader in premium indoor cannabis production.”

Broken Coast operates a fully licensed, purpose-built, indoor cannabis production facility on Vancouver Island. As part of the Transaction, Aphria approved the immediate commencement of Broken Coast’s Phase IV expansion (the “Expansion”), which will increase the facility’s annual capacity from 4,500 kg per year to 10,500 kg per year. The Expansion is anticipated to be completed by late summer 2018, with first product sale occurring in early 2019.

The Expansion will raise Aphria’s forecasted annual production to 230,000 kg, anticipated by February 2019, while also providing Aphria with geographic diversification, a cross-Canada distribution platform, and access to over 40,000 medical patients.

For further details on the Transaction, see the Company’s press release dated January 15, 2018, available on SEDAR at www.sedar.com.

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada, Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-

grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

###

For further information please contact:

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations relating to the Expansion and the anticipated benefits resulting therefrom, expectations for future growing capacity and costs, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.